SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)


                                Leapnet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (Par Value $.01 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  521864207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Gregory J. Garville
                    President and Chief Operating Officer
                   Mickelberry Communications Incorporated
                               405 Park Avenue
                                 New York, NY
                                (212) 832-0303

                               With a copy to:

                              John C. Hart, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)
                             (Page 1 of 8 pages)

CUSIP No.521864207                       13D                         Page 2 of 8


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mickelberry Communications Incorporated

     I.R.S. Identification No. 36-1474360

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                   N/A [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         495,064

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         495,064

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     495,064

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.521864207                       13D                         Page 3 of 8


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James C. Marlas
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                    N/A  [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         50,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    495,064
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         50,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    495,064

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     545,064

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.521864207                       13D                         Page 4 of 8

PREAMBLE

          This Amendment No. 1 amends and supplements the Statement on
Schedule 13D, filed on August 30, 2001 with respect to the Common Stock (Par Value $.01 Per Share) (the "Common Stock"), of Leapnet, Inc., a Delaware corporation (the "Issuer").

Item 4.  Purpose of the Transaction.

          Item 4 is hereby amended by adding the following to the end of paragraph 4:

          During the week of September 24, 2001, the Reporting Persons entered into discussions with certain members of the management of the Issuer about various possible alternatives with respect to their investment in the Common Stock. Although no course of action has presently been decided upon, the Reporting Persons are considering a possible course of action which would result in a sale of a material amount of the assets of the Issuer to certain members of management, a material change in the Issuer's business and a change in the present board of directors and management of the Issuer and may consider some or all of the actions set forth in clauses (a) through (j) of Item 4 of the Schedule 13D form.

          On September 26, 2001, the Reporting Persons, together with Robert Figliulo, Chairman of the Board and Chief Executive Officer of the Issuer, David Figliulo, a board member and Vice President--Sales of the Issuer began discussions with a special committee of independent directors of the Issuer relating to the possible courses of actions described in the preceding paragraph.

          The information set forth, or incorporated by reference, in Items 5 and 6 and is hereby incorporated by reference.

Item 5.  Interest in Securities of the Issuer

          Item 5 is hereby amended by amending and restating Schedule B, which provides information with respect to all transactions in the Common Stock that were effected during the past sixty days by each of the Reporting Persons and Covered Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          On September 26, 2001, the Reporting Persons, Robert Figliulo, Chairman of the Board and Chief Executive Officer of the Issuer, David Figliulo, a board member and Vice President--Sales of the Issuer and SPRI, Ltd., a Delaware corporation entered into a Standstill Agreement (the "Standstill Agreement"), pursuant to which the Reporting Persons agreed, among other things, not to, directly or indirectly, engage in certain transactions with respect to the Common Stock or take certain actions to influence the Issuer. A copy of the Standstill Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

CUSIP No.521864207                       13D                        Page 5 of 8


Item 7.  Material to be filed as Exhibits.

Exhibit 2 -    Standstill Agreement

CUSIP No.521864207                       13D                         Page 6 of 8


                                  SIGNATURES

                  After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2001

                               Mickelberry Communications Incorporated



                               By: /s/ Gregory J. Garville
                                   ------------------------------
                                   Name:  Gregory J. Garville
                                   Title: President and Chief
                                            Operating Officer




                                  /s/  James C. Marlas
                                  -------------------------------
                                  James C. Marlas

CUSIP No.521864207                    13D                            Page 7 of 8


                               INDEX OF EXHIBITS

Exhibit
No.                           Description
-------                       -----------

2                             Standstill Agreement

CUSIP No.  521864207                 13D                             Page 8 of 8


                                  SCHEDULE B


Mickelberry

Trade Date     Shares      Price       Cost            Transaction
----------    ------       -----       ----           ------------

9/26/01        1,944       $1.07      $2,080              Open Market
9/21/01       12,820       $1.07     $27,435              Open Market
9/20/01        3,000       $1.07      $3,210              Open Market
9/7/01         1,100       $1.06      $1,166              Open Market
9/4/01        42,000       $1.40     $58,800      Private Transaction
8/28/01       81,400       $1.05     $85,470      Private Transaction
8/24/01          700       $0.98        $686              Open Market
8/22/01          900       $0.98        $882              Open Market
8/22/01        1,000       $0.9798      $980              Open Market
8/22/01          200       $0.96        $192              Open Market
8/22/01          800       $0.99        $792              Open Market
8/21/01        2,000       $0.98       $1,960             Open Market
8/20/01       13,200       $0.96      $12,672             Open Market
8/20/01        8,000       $0.98       $7,840             Open Market
8/20/01      205,000       $1.40     $287,000     Private Transaction
8/15/01        1,000       $0.97         $970             Open Market
8/14/01        2,000       $0.97       $1,940             Open Market
8/14/01        2,000       $0.99       $1,980             Open Market
8/14/01        2,500       $1.00       $2,500             Open Market
8/13/01        3,500       $1.00       $3,500             Open Market

                                                                     Exhibit 2


                             STANDSTILL AGREEMENT


          This STANDSTILL AGREEMENT (this "Agreement") is dated as of September 26, 2001 among Mickelberry Communications Incorporated, a Delaware corporation, and James C. Marlas (collectively, the "Mickelberry
Stockholders"), and Robert Figliulo, David Figliulo and SPRI, Ltd. (collectively, the "Management Stockholders").

         For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

          SECTION 1. Definitions. In addition to the terms defined elsewhere herein, when used herein the following terms shall have the meanings indicated:

          "Affiliate" of a Person means any other Person controlling, controlled by or under common control with such Person, whether by ownership of voting securities, by contract or otherwise.

          "Board" means the Company's Board of Directors.

          "Common Stock" means the Company's common stock, par value $.01 per share.

          "Company" means Leapnet, Inc., a Delaware corporation.

          "Ownership Percentage" means at any time, the ratio expressed as a percentage of (i) the total number of shares of Common Stock beneficially owned by the Mickelberry Stockholders to (ii) the total number of shares of outstanding Common Stock, calculated on a fully-diluted basis.

          "Person" means any individual, corporation, partnership, firm, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other legal entity.

          "Permitted Ownership Limit" means the number of shares of Common Stock representing an Ownership Percentage of 20%.

          "Special Committee" means any special committee formed or appointed by the Board for the purpose of considering the SPRI Proposal.

           "SPRI" means SPRI, Ltd., a Delaware corporation.

         "SPRI Proposal" means any proposal submitted to the Company by the Management Stockholders prior to November 30, 2001, seeking, offering or proposing to effect, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company, or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company.

           "Subsidiary" means, with respect to any Person, any other Person of which at least a majority of the outstanding shares or other equity interests having ordinary voting power for the election of directors or comparable managers of such Person are owned, directly or indirectly, by the first Person or one or more Subsidiaries of such first Person.

         SECTION 2. Standstill Agreement. The Mickelberry Stockholders, including its Affiliates, agree that until this Agreement is terminated in accordance with Section 3 hereof, they will not in any manner, directly or indirectly, (a) bid for or acquire any securities of the Company (or beneficial ownership thereof) in excess of the Permitted Ownership Limit; (b) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) in excess of the Permitted Ownership Limit or assets of the Company, or any of its subsidiaries, except as contemplated in the SPRI Proposal; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries, (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, except in favor of the SPRI Proposal, (c) form, join or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934, as amended), with respect to the securities of the Company, except as contemplated by this Agreement and the transactions contemplated hereby, (d) otherwise act, alone or in concert with others, to seek to control or influence the management, Board or policies of the Company, (other than acting as a shareholder or director in the ordinary course), (e) take any action (other than as required by the Securities Exchange Act of 1934, as amended) which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) through (d) above, (f) advise, assist or encourage any other persons in connection with the foregoing, or (g) enter into any discussions or arrangements with any third party (other than the Board, any committee of the Board or any representative of the Company) with respect to any of the foregoing.

         SECTION 3.  Termination.

         (a) In the event the SPRI Proposal is rejected by the Special Committee, this Agreement will terminate ninety (90) days after such rejection;

         (b) In the event the SPRI Proposal is not rejected but the related SPRI contract is not executed by the Company within sixty (60) days after the date of this Agreement, this Agreement will terminate ninety (90) days after the expiration of such sixty (60) days;

         (c) In the event the related SPRI contract is signed by the Company within ninety (90) days after the date of this Ageement, this Agreement will terminate (i) sixty (60) business days after the date such contract is terminated according to its terms, or (ii) on the date the transactions contemplated by such contract (as it may be amended) are consummated.

         (d) Notwithstanding any other provision of this Agreement, if the Board approves a transaction with any person other than the Management Stockholders or the Mickelberry Stockholders, or their respective Affiliates that would result in such person beneficially owning 25% or more of the Common Stock of the Company or any securities convertible into Common Stock of the Company, or any options, warrants or other rights to acquire Common Stock of the Company (or a successor to the Company in a merger, consolidation transaction, reorganization or any similar transaction) or all or substantially all of its assets, or any person or "group" (as defined in the Securities Exchange Act of 1934, as amended) has commenced or publicly announced its intention to commence a tender offer for 25% or more of the outstanding Common Stock of the Company or any securities convertible into Common Stock of the Company, or any options, warrants or other rights to acquire Common Stock of the Company or (i) the Company shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Company shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Company any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced against the Company any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Company shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i),
(ii), or (iii) above, then this Agreement shall terminate immediately.

          (e) In the event the Mickelberry Stockholders are no longer in discussions about the SPRI Proposal with the Management Stockholders, the Company or the Board, this Agreement will terminate sixty (60) days after such termination of discussions.

          SECTION 4. Amendment And Waiver. Except as otherwise provided herein, no amendment or waiver of any provision of this Agreement shall be effective unless such amendment or waiver is approved in writing by the Mickelberry Stockholders and the Management Stockholders. The failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of such provision and shall not affect the right of such party thereafter to enforce each provision of this Agreement in accordance with its terms.

          SECTION 5. Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

          SECTION 6. Entire Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

          SECTION 7. Successors And Assigns. Except as otherwise provided in this Section 7, this Agreement shall bind and inure to the benefit of and be enforceable by the Mickelberry Stockholders and the Management Stockholders and their respective permitted successors and assigns so long as such Mickelberry Stockholders and the Management Stockholders and their respective permitted successors and assigns hold Common Stock.

          SECTION 8. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

          SECTION 9. Governing Law. The corporate law of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity and interpretation of this Agreement shall be governed by the internal law, and not the law of conflicts, of Delaware.

          SECTION 10. Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          SECTION 11. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.



                                 [END OF PAGE]
                           [SIGNATURE PAGES FOLLOW]

              IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.




                    MICKELBERRY STOCKHOLDERS:

                    MICKELBERRY COMMUNICATIONS INCORPORATED


                    By: /s/ Gregory J. Garville
                        --------------------------
                        Name:  Gregory J. Garville
                        Title: President and Chief Operating Officer



                        /s/ James C. Marlas
                        ----------------------
                        JAMES C. MARLAS


                     MANAGEMENT STOCKHOLDERS:


                     /s/ Robert Figliulo
                     -------------------
                     ROBERT FIGLIULO


                     /s/ David Figliulo
                     ------------------
                     DAVID FIGLIULO



                     SPRI, LTD.


                     By:/s/ Robert Figliulo
                        -------------------
                        Name:  Robert Figliulo
                        Title:  President